SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 31, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Bank Preparatory Office Granted Permit for Internet-Only Bank

TAIPEI, Taiwan – July 30, 2019 – LINE Bank Preparatory Office announced today that it has been granted a permit to establish an internet-only bank by Taiwan’s Financial Supervisory Commission.

The consortium members of the LINE Bank Preparatory Office appreciate the positive response by the Financial Supervisory Commission, and we are pleased to have been successfully granted an internet-only banking permit. Going forward, our group affirms our plans to introduce banking services involving AI, big data and financial technologies, as well as our commitment to “responsible innovation,” as we develop innovative and secure personal finance experiences that can truly improve banking for all consumers. We will listen carefully to the voice of consumers, strive ceaselessly to be a trusted bank, and establish deep roots in Taiwan market, as we seek to promote financial inclusion for all through ubiquitous, internet-only banking services.

Taiwan is a very important market for LINE, with a significant user base of 21 million people, so winning the permit to establish an internet-only bank in Taiwan is a significant milestone for LINE in the FinTech area. Through this partnership between leading players in the internet messaging, financial and telecommunications industries, all the participants in the LINE Bank Preparatory Office hope to develop the best-possible internet-only banking services for all the people in Taiwan.

The LINE Bank Preparatory Office consortium is comprised of LINE Financial Taiwan (49.9%), Taipei Fubon Bank (25.1%), CTBC Bank (5%), FarEasTone (5%), Standard Chartered Bank (5%), Taiwan Mobile (5%), and Union Bank of Taiwan (5%).

Media Inquiries:

LINE Global PR: dl_gpr@linecorp.com

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